May 3, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop - Room 6010
Attention: Jeffrey Riedler, Assistant Director

Re:	Response Genetics, Inc. Registration Statement on Form SB-2 Commission File No. 333-139534

Dear Mr. Riedler:

On behalf of Response Genetics, Inc., a Delaware corporation (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission” or the “Staff”) Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), initially filed with the Commission on December 21, 2006 and amended on March 15, 2007. Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated April 4, 2007. As requested, the responses are numbered to correspond to the comments set forth in the Comment Letter, and we have incorporated the comments into the response letter.

We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to you, Sonia Barros, Todd Sherman and Lisa Vanjoske of the Commission.

Prospectus Cover Page

1.	Comment: Please remove the words “Sole Bookrunner” on the cover page of the prospectus. You may explain the function of Maxim Group LLC in the “Underwriting” section..

Response: In response to the Commission’s comment, the Company has revised the Prospectus cover page, as well as the back cover page, to remove the words “Sole Bookrunner.”

2.
Comment: You state that your analyses have produced a success rate of over 90%. Provide more specific reliability rates. Discuss the extent to which these reliability rates currently either meet or do not meet the standard that users will likely require for your product.

Response: An example of more specific reliability rates is illustrated by our analysis of a clinical trial involving breast cancer in elderly patients. We received paraffin blocks from various clinical sites, and we were able to obtain valid data on 401 out of 441 FFPE specimens (91%). With other sets of specimens, our overall success rates for all samples are also typically higher than 90%. The factors that cause an unsuccessful analysis are generally related to the prior tumor specimen collection and fixation, not to any unreliability of the assay itself. For example, specimen size (i.e., too few cells), the lack of actual tumor tissue present in the specimen, or improper fixation of the tissue specimen, all effect the quality of the specimen and therefore our ability to successfully analyze the specimen. Our rates of recovery meet the requirements established by our clients. In particular, we have provided our clients with success rates that exceed those rate in their agreements with us.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 3, 2007

Our Strategy, page 4

3.
Comment: Please remove the reference to the size of both the CRO market and the Central Lab portion thereof on pages 4, 47 and wherever else this information appears in the prospectus. In that regard, the size of the market in which your product and proposed products will compete is substantially smaller than total the market for Central Lab revenues. Alternatively provide statistics for the market in which your product actually competes.

Response: The Commission’s comment is noted and the Company has revised the disclosure on pages 4 and 51 to provide statistics for the market in which the Company’s product candidates will compete.

We May Have Difficulty Obtaining Additional Funding, page 9

4.
Comment: Please revise the title of this risk factor to refer to the actual risk associated with the issuance of additional debt or equity securities to raise additional funds. As discussed in the text, the risk relates to the loss of economic interest by current common stockholders and the creation of rights and preferences that would negatively impact the position of all common stockholders..

Response: In response to the Commission’s comment, the Company has revised the title of this risk factor.

Use of Proceeds, page 29

5.
Comment: Please expand footnote 2 to identify the overseas testing facility locations, disclose the total costs of establishing these facilities and the amount and sources of other funds that will be needed to establish them.

Response: In response to the Commission’s comment, the Company has revised footnote 2 on page 26 to identify the overseas testing facility locations and disclose the total costs of establishing these facilities.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 3, 2007

Business, page 37

Strategic Collaborations, page 50

6.	Comment: We note your response to our prior comment 44 and reissue that comment in part.

•	For your agreement with USC, please disclose any minimum royalty payments that are material.

•	For your patent license agreement with Roche, please describe the obligations/rights to defend the proprietary rights.

•	For your agreement with Taiho, please disclose any material fees paid or payable.

•	For your agreement with GSK, please disclose the minimum annual payments and upfront payment, to the extent material.

Response: The Company acknowledges the Commission’s comment and has the following responses:

•
The Company respectfully submits that it has requested confidential treatment for the specific amounts of these payments, pursuant to an Application for Confidential Treatment that was submitted to the Commission under separate cover.

•	The Company has revised the disclosure regarding the patent license agreement with Roche on page 55 of the registration statement in response to the Commission’s comment.

•
The Company respectfully submits that it has requested confidential treatment for the specific amounts of these fees, pursuant to an Application for Confidential Treatment that was submitted to the Commission under separate cover.

•
The Company has revised the disclosure regarding its agreement with GSK on page 56 of the Registration Statement in response to the Commission’s comment, to disclose the amount of the upfront payment; however, the Company respectfully submits that it has requested confidential treatment for the specific amounts of the minimum annual payments, pursuant to an Application for Confidential Treatment that was submitted to the Commission under separate cover.

7.
Comment: For your agreement with Shanghai BioChip, please describe the payment provisions, including any material fees paid or payable and the existence of royalty provisions. Please also include this agreement as an exhibit to the registration statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
May 3, 2007

Response: In response to the Commission’s comment, the Company has revised the disclosure concerning the agreement with Shanghai BioChip on pages 58-59 and has filed the agreement as Exhibit 10.15 to the Registration Statement.

8.	Comment: Please include a description of the material terms of your agreement with Eli Lilly and include the agreement as an exhibit to the registration statement.

Response: The Commission’s comment is noted. However, the Company respectfully submits that the references to the agreement with Eli Lilly were included strictly for the purposes of explaining the Company’s financial statements for prior years and that the agreement with Eli Lilly is no longer material for the Company in terms of the revenues generated from it.

Financial Statements

9.	Comment: Please present pro forma net loss per share for the year ended December 31, 2006 and 2005 when pricing information becomes available.

Response: In response to the Commission’s comment, the Company has revised the relevant sections of the Registration Statement to incorporate the requested information.

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When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 of the Securities Act regarding requesting acceleration of the effectiveness of the registration statement.

We hope that the above responses and the related revisions to the Amendment will be acceptable to the Commission. Please call the undersigned at (212) 692-6770 with any comments or questions regarding the Amendment.

Very truly yours,

/s/ Faith L. Charles
Faith L. Charles